FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing the appointment of Directors.

Santiago, March 26, 2010

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and Financial Institutions

Subject: Essential Information

Mr. Superintendent:

In accordance to Articles 9 and 10 of the Securities Law No. 18,045 and Chapter 18-10 of the Compilations of Regulations of that Superintendency, I hereby inform as Essential Information that the Ordinary Shareholders Meeting of the Bank held on March 25, 2010, agreed to appoint the Director and Alternate Director for the remaining period of those replaced Directors, being designated Mr. Felipe Joannon Vergara as Director and Mr. Rodrigo Manubens Moltedo as First Alternate Director.

Sincerely,

Fernando Cañas Berkowitz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2010

Banco de Chile

/s/ Fernando Cañas B.
By:	By: Fernando Cañas Berkowitz President and CEO